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                                                                 Exhibit (c)(ii)

The following provisions of the Articles of Incorporation and By-Laws of Prudential Global Genesis Fund, Inc. constitute all instruments defining the rights of holders of the securities proposed to be offered.

I.  Relevant Provisions of Articles of Incorporation:

    Article IV          Shares
    Article V           The Board of Directors
    Article IV          Shareholders' Voting Powers and Meetings
    Article VI          Termination of the Corporation
    Article VII         Amendments
    Article VI          Derivative Actions

II. Relevant Provisions of By-Laws:

    Article I           Shareholders
    Article IX          Amendments